Exhibit 99.1

Uxin Announces Changes to Board of Directors

BEIJING, CHINA, June 4, 2019 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), the largest used car e-commerce platform in China, today announced changes to its board of directors  (the “Board”) in connection with the private placement of US$230 million convertible notes of the Company announced previously.

Mr. Jinbo Yao and Mr. Qiang Chang Sun have each been appointed as a director to the Board. Mr. Shun Lam Steven Tang has been appointed as an independent director to the Board and as the chairperson of its audit committee, and a member of its compensation committee and nominating and corporate governance committee. Mr. Yong Zhong Huang has also been appointed as an independent director to the Board and as a member of its audit committee and compensation committee, and the chairperson of its nominating and corporate governance committee.

In addition, Mr. Zhen Zeng and Mr. Brian Hongdi Gu have resigned from their respective director position and will no longer serve on the Board or any of its committees. Mr. Zeng will remain as the Chief Financial Officer of the Company.

Following these changes to the Board, the audit committee of the Board consists of Mr. Shun Lam Steven Tang, Mr. Yong Zhong Huang and Ms. Rong Lu, with Mr. Shun Lam Steven Tang serving as the chairperson, the compensation committee consists of Mr. Shun Lam Steven Tang, Mr. Yong Zhong Huang and Ms. Rong Lu, with Ms. Rong Lu serving as the chairperson, and the nominating and corporate governance committee consists of Mr. Shun Lam Steven Tang, Mr. Yong Zhong Huang and Ms. Rong Lu, with Mr. Yong Zhong Huang serving as the chairperson.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We are very pleased to welcome Mr. Yao, Mr. Sun, Mr. Tang and Mr. Huang to our Board. Our new directors bring deep industry expertise and extensive experience in corporate strategy, business operations and management. We look forward to working with them to extend Uxin’s leadership in the used car e-commerce sector in China. We would also like to express our sincere gratitude to Mr. Gu and Mr. Zeng for their significant contributions to the Board over the past year.”

Mr. Jinbo Yao is the founder of 58.com Inc. and has served as chairman of its board of directors and chief executive officer since its inception. Mr. Yao is a pioneer in the PRC internet industry. Before founding 58.com Inc., in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served various managerial roles at net.cn including vice president of sales until 2005. Mr. Yao currently serves on the board of directors of two NYSE-listed companies, namely Noah Holdings Limited, a leading wealth and asset management service provider in China, and Cheetah Mobile Inc., a leading mobile internet company. Mr. Yao received bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao).

Mr. Qiang Chang Sun has served as TPG’s Managing Partner for China since September 2017. Prior to joining TPG, he was chairman of the board of directors and founder of Black Soil Group, an agriculture investment holding company. From 1995 to 2015, Mr. Sun was a partner at Warburg Pincus Asia and served as chairman of Asia Pacific for the firm and a member of the firm’s Executive Management Group. Mr. Sun holds a Bachelor of Arts degree from the Beijing Foreign Studies University and a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

Mr. Shun Lam Steven Tang has served as an executive director at Vital Mobile Holdings Limited (HKEx: 6133) since 2015, where he oversees the compliance of Vital Mobile as a public company. Prior to this, Mr. Tang served as the chairman of the board of directors of RDA Microelectronics Limited (Nasdaq: RDA) from 2009 to 2015. Mr. Tang served as the chief executive officer of Coolsand Technology from 2008 to 2010. Mr. Tang has over 35 years of experience in high-tech, semiconductors, electronics, automotive, forestry, pharmaceutical and consumer sectors, and has served as directors and committee members of private companies and publicly-listed companies. Mr. Tang received his bachelor’s degree in electrical and electronic engineering from Nottingham University and his MBA degree from Bradford University.

Mr. Yong Zhong Huang is the founder of Juntong Capital, an independent equity investment firm that focuses on private equity investments in China. Before founding Juntong Capital in 2014, Mr. Huang was a global partner responsible for Asian investments at Pantheon Ventures, a private equity fund of funds with over US$30 billion under management.  Prior to joining Pantheon Ventures in 2004, Mr. Huang was the head of Shanghai office for AIG Global Investment Co and also worked at Schroders and Merrill Lynch as investment banker.  Mr. Huang received his EMBA degree from the PBC Finance School of Tsing Hua University and his bachelor’s degree in finance from Shanghai University of Finance and Economics.

About Uxin

Uxin Limited (Nasdaq: UXIN) is the largest used car e-commerce platform in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers and dealers to buy and sell cars through an innovative integrated online and offline platform that addresses each step of the transaction and covers the entire value chain. Its online presence is bolstered by an offline network of more than 1,300 service centers in over 400 prefecture-level cities throughout China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

For media enquiries, please contact:

Yi-Ke Hong

Brunswick Group

Tel: +86 10 5960-8600

Email: uxin@brunswickgroup.com